Exhibit (a)(7)

From: David Gill

Sent: April 6, 2005

Subject: Effect of merger on your restricted stock or restricted stock units

As you know, on March 18, 2005, CTI Molecular Imaging, Inc. entered into an Agreement and Plan of Merger with Siemens Medical Solutions USA, Inc., for the acquisition of CTI by Siemens. This email describes the treatment of restricted stock and restricted stock units (RSU’s) in the Merger.

On April 1, 2005 Siemens commenced a cash tender offer to acquire all outstanding shares of CTI common stock for $20.50 per Share. Following the completion of the tender offer, which is scheduled to conclude on April 28, 2005, each remaining outstanding share of CTI will be canceled and will be converted into the right to receive a cash payment equal to $20.50.

Pursuant to the Merger Agreement, each share of restricted stock outstanding immediately prior to the Merger will become fully vested and will entitle the holder to receive a cash payment of $20.50, less applicable withholding taxes. Similarly, each RSU outstanding immediately prior to the Merger, whether vested or unvested, will be cancelled and will entitle the holder to receive a cash payment of $20.50, less applicable withholding taxes. In other words, if you hold restricted stock or RSU’s, you do not need to do anything. You will automatically receive in the Merger the same consideration for each share of restricted stock and for each RSU as you would for an unrestricted share of CTI common stock and you do not need to tender these shares.

Lastly, for those officers and employees who hold outstanding restricted stock which will now become fully vested due to the change in control, the company is required to withhold income taxes on the fair value of these amounts (number of shares now vested X $20.50 per share). The federal income tax portion will be withheld at the 25% rate used for bonuses. For those officers and employees with large gains, this tax rate may prove too low when your 2005 federal income tax return is prepared. Should you desire that a higher federal withholding rate be used, please contact Fidelity directly.

For directors who hold RSU’s, no taxes will be withheld from the merger proceeds as you are not employees. This treatment is consistent with how cash retainers are handled. You may wish to meet with your personal tax advisor to discuss whether you need to make a voluntary estimated tax payment prior to the end of the calendar year.

If you have any questions regarding the treatment of your restricted stock and/or RSU’s in the Merger, please contact Nick McCall or David Gill.